                       CONSOLIDATED FINANCIAL STATEMENTS

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

                                    CONTENTS

Reports of Independent Accountants..........................   38
Financial Statements:
Consolidated Balance Sheets as of December 31, 1997 and
  1996......................................................   40
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1996 and 1995..........................   42
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1997, 1996 and 1995..............   43
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1996 and 1995..........................   44
Notes to Consolidated Financial Statements..................   45

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
BT Office Products International, Inc.

We have audited the accompanying consolidated balance sheets of BT Office Products International, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1997. Our audits also included the financial statement schedule listed in the Index at
Item 14(a) of this Form 10-K. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BT Office Products International, Inc. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the information required to be included therein.

                                          Coopers & Lybrand L.L.P.

Chicago, Illinois
February 9, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders
BT Office Products International, Inc.

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of BT Office Products International, Inc. and subsidiaries for the year ended December 31, 1995. Our audit also included the financial statement schedule listed in the Index at Item 14(a) of this Form 10-K. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations of BT Office Products International, Inc. and subsidiaries and their cash flows for the year ended December 31, 1995, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the information required to be included therein.

                                          Ernst & Young LLP

Chicago, Illinois
April 5, 1996

                          CONSOLIDATED BALANCE SHEETS

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

                                                                                              DECEMBER 31
                                                                                          --------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)                                          1997        1996
--------------------------------------------------------------------------------------------------------------
ASSETS:
Current assets:
  Cash and cash equivalents                                                               $ 19,466    $ 20,163
  Accounts receivable, less allowances of $9,753 in 1997 and
     $4,915 in 1996                                                                        219,118     203,629
  Other receivables                                                                         33,429      22,197
  Due from affiliates                                                                        1,055         475
  Inventories                                                                              123,324     119,370
  Deferred income taxes                                                                      3,011       1,761
  Investment in sales-type leases                                                           10,128      10,573
  Prepaid expenses and other current assets                                                 15,330      13,838
                                                                                          --------    --------
Total current assets                                                                       424,861     392,006

Deferred income taxes                                                                        4,231       5,688
Investment in sales-type leases                                                             15,652      17,119
Other assets                                                                                 6,903       6,238

Property, plant and equipment:
  Land                                                                                       1,236       1,236
  Buildings                                                                                 33,995      31,755
  Machinery and equipment                                                                  116,906      96,907
                                                                                          --------    --------
                                                                                           152,137     129,898
Accumulated depreciation and amortization                                                   64,212      51,483
                                                                                          --------    --------
Net property, plant and equipment                                                           87,925      78,415
Costs in excess of net assets of businesses acquired, net of
  accumulated amortization of $22,144 in 1997 and $16,621 in 1996                          216,686     231,222
Other intangible assets, net of accumulated amortization of
  $31,582 in 1997 and $27,213 in 1996                                                        7,443      12,131
                                                                                          --------    --------
TOTAL ASSETS                                                                              $763,701    $742,819
                                                                                          ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

                                                                  DECEMBER 31
                                                              -------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)              1997       1996
---------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Notes payable                                               $ 24,591   $ 41,207
  Current portion of long-term obligations                     200,816      6,727
  Accounts payable                                             140,780    123,306
  Due to affiliates                                              1,570      1,504
  Accrued compensation and benefits                             28,084     21,977
  Accrued sales tax                                             10,249      8,778
  Accrued expenses                                              28,799     29,434
  Income tax payable                                                --      2,363
  Deferred income taxes                                          1,986      2,765
                                                              --------   --------
Total current liabilities                                      436,875    238,061

Long-term obligation with affiliates                            16,500      4,247
Long-term obligations, less current portion                     15,337    215,455
Accrued pension and post retirement costs                        7,346      9,252
Deferred income taxes                                            5,880      1,930
Accrued expenses                                                 8,050      5,222
                                                              --------   --------
                                                                53,113    236,106
Commitments and contingencies

Stockholders' equity:
  Preferred stock, par value of $.01 per share; authorized
     shares, 10,000,000; none outstanding                           --         --
  Common stock, par value $.01 per share; authorized shares,
     90,000,000; issued shares, 33,471,000 at December 31,
     1997 and 1996                                                 335        335
  Additional paid-in capital                                   270,132    270,132
  Retained earnings (deficit)                                   17,137       (118)
  Cumulative translation adjustments                           (13,891)    (1,697)
                                                              --------   --------
Total stockholders' equity                                     273,713    268,652
                                                              --------   --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $763,701   $742,819
                                                              ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

                                                                     YEAR ENDED DECEMBER 31
                                                             --------------------------------------
   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)           1997          1996          1995
---------------------------------------------------------------------------------------------------
Sales:
  Net sales--products                                        $1,618,554    $1,412,333    $1,132,127
  License fee revenues                                              190           181           243
                                                             ----------    ----------    ----------
                                                              1,618,744     1,412,514     1,132,370
Costs and expenses:
  Costs of products sold, including inventory purchased
     from affiliates of $8,126, $8,606 and $8,567             1,162,737     1,004,713       819,078
  Selling and administrative expenses, including
     management fees and shared expenses paid to
     affiliates of $1,666, $2,035 and $3,959                    383,758       345,879       266,163
  Depreciation and amortization                                  16,485        13,693        10,339
  Amortization of intangibles                                    10,636        10,046         8,117
                                                             ----------    ----------    ----------
                                                              1,573,616     1,374,331     1,103,697
                                                             ----------    ----------    ----------
Operating income                                                 45,128        38,183        28,673

Other income (expense):
  Interest income and other                                       2,749         2,091         1,287
  Interest expense                                              (15,283)       (7,401)       (3,561)
  Interest expense to affiliates                                   (639)       (5,172)      (12,372)
                                                             ----------    ----------    ----------
                                                                (13,173)      (10,482)      (14,646)
                                                             ----------    ----------    ----------
Income before income taxes                                       31,955        27,701        14,027
Income tax expense                                               14,700        13,000         7,337
                                                             ----------    ----------    ----------
Net income                                                   $   17,255    $   14,701    $    6,690
                                                             ==========    ==========    ==========

Basic earnings per share                                     $      .52    $      .44    $      .24
                                                             ==========    ==========    ==========
Diluted earnings per share                                   $      .51    $      .44    $      .24
                                                             ==========    ==========    ==========

Average shares outstanding, basic                                33,471        33,420        27,983
                                                             ==========    ==========    ==========
Average shares outstanding, diluted                              33,541        33,742        28,026
                                                             ==========    ==========    ==========

The accompanying notes are an integral part of the consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

                                                        ADDITIONAL    RETAINED     CUMULATIVE         TOTAL
                                             COMMON      PAID-IN      EARNINGS     TRANSLATION    STOCKHOLDERS'
(IN THOUSANDS)                               STOCK       CAPITAL      (DEFICIT)    ADJUSTMENTS       EQUITY
---------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                $    234     $ 44,093     $(21,509)     $   (885)       $ 21,933
  Net income                                      --           --        6,690            --           6,690
  Issuance of common stock, net                  100      102,607           --            --         102,707
  Capital contribution                            --      118,000           --            --         118,000
  Net capital and intercompany
     transactions--unrelated businesses           --        4,927           --            --           4,927
  Net capital and intercompany
     transactions--related businesses             --        3,850           --            --           3,850
  Corporate reorganization:
     Historical paid-in capital                   --      (33,281)          --            --         (33,281)
     Transfer of unrelated businesses             --       59,990           --            --          59,990
     Contribution of related businesses           --      (79,579)          --            --         (79,579)
     Recapitalization                             --       52,870           --            --          52,870
  Currency translation adjustments                --           --           --         2,128           2,128
                                            --------     --------     --------      --------        --------
BALANCE AT DECEMBER 31, 1995                     334      273,477      (14,819)        1,243         260,235
  Net income                                      --           --       14,701            --          14,701
  Stock options exercised                          1          867           --            --             868
  Acquisition of Bax--a related entity            --       (3,630)          --            --          (3,630)
  Other                                           --         (582)          --            --            (582)
  Currency translation adjustments                --           --           --        (2,940)         (2,940)
                                            --------     --------     --------      --------        --------
BALANCE AT DECEMBER 31, 1996                     335      270,132         (118)       (1,697)        268,652
  Net income                                      --           --       17,255            --          17,255
  Currency translation adjustments                --           --           --       (12,194)        (12,194)
                                            --------     --------     --------      --------        --------
BALANCE AT DECEMBER 31, 1997                $    335     $270,132     $ 17,137      $(13,891)       $273,713
                                            ========     ========     ========      ========        ========

The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

                                                                   YEAR ENDED DECEMBER 31
                                                              --------------------------------
(IN THOUSANDS)                                                   1997       1996        1995
----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                    $ 17,255   $  14,701   $   6,690
Adjustments to reconcile net income to net cash provided by
  (used for) operating activities:
     Depreciation and amortization                              18,045      15,351      11,663
     Amortization of intangibles                                10,636      10,046       8,117
     Provision for doubtful accounts                             6,662       2,107       1,369
     (Gain) loss on sale of property, plant and equipment,
       net                                                         116          70         (77)
     Deferred income taxes                                       3,409       1,477       2,323
Changes in operating assets and liabilities, net of effects
  of business acquisitions:
     Accounts receivable                                       (26,373)     (6,312)    (32,681)
     Inventories                                                (6,359)     (8,334)     (8,605)
     Other current assets                                       (9,570)     (3,800)      1,021
     Accounts payable and accrued expenses                      26,656      20,623      10,793
     Due to/from affiliates, net                                  (403)      1,564      (1,685)
     Income taxes payable (refundable)                          (5,565)      1,020         728
                                                              --------   ---------   ---------
Net cash provided by (used for) operating activities:           34,509      48,513        (344)

INVESTING ACTIVITIES
Purchases of property, plant and equipment                     (28,217)    (25,090)    (21,886)
Acquisitions of businesses, less cash acquired                 (17,782)   (130,135)    (37,248)
Proceeds from disposal of property, plant and equipment            539       1,795         881
Other assets and liabilities                                     1,019      (1,581)     (6,064)
                                                              --------   ---------   ---------
Net cash used for investing activities                         (44,441)   (155,011)    (64,317)

FINANCING ACTIVITIES
Proceeds from issuance of notes payable                         33,430      15,571       9,562
Repayments of notes payable                                    (37,918)    (13,261)    (11,071)
Proceeds from issuance of long-term obligations                 50,602     220,135       6,100
Repayments of long-term obligations                            (49,034)    (25,250)     (5,337)
Net borrowings (repayments) on obligations with affiliates      13,023     (78,228)   (161,420)
Proceeds from stock options exercised including related tax
  benefits                                                          --         868          --
Net transactions of unrelated businesses transferred                --          --       4,927
Net transactions of related businesses contributed                  --        (476)      3,850
Capital contributions by KNP BT                                     --          --     118,000
Issuance of common stock, net                                       --        (106)    102,707
                                                              --------   ---------   ---------
Net cash provided by financing activities                       10,103     119,253      67,318

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS      (868)       (160)        (84)
                                                              --------   ---------   ---------
Net increase (decrease) in cash and cash equivalents              (697)     12,595       2,573
Cash and cash equivalents at beginning of year                  20,163       7,568       4,995
                                                              --------   ---------   ---------
Cash and cash equivalents at end of year                      $ 19,466   $  20,163   $   7,568
                                                              ========   =========   =========

The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

1. FORMATION AND BASIS OF PRESENTATION

     BT Office Products International, Inc. was organized in 1984 as BT USA, Inc., a subsidiary of Buhrmann-Tetterode NV, the predecessor of KNP BT, a Netherlands-based diversified distribution and manufacturing company.

     On June 30, 1995, KNP BT and BT Office Products International, Inc. effected a series of transactions described below (collectively, the "Corporate Reorganization") in order to reorganize the legal ownership of various of their businesses and to recapitalize the ongoing office products distribution business which now constitutes the "Company." Prior to the Corporate Reorganization, BT Office Products International, Inc. was a holding company (the "Holding Company"), which operated KNP BT's U.S. office products distribution business (through its ownership of its U.S. office products companies) as well as certain other businesses which are unrelated to the U.S. office products distribution business.

     The Corporate Reorganization included, among other things: (i) KNP BT's contribution of the net assets of its European office products businesses and one U.S. business to the Company; (ii) the transfer of the Holding Company's unrelated businesses to KNP BT; (iii) a capital contribution of $118.0 million in the form of an exchange of indebtedness of the Holding Company under interest bearing advances by KNP BT for shares of common stock; (iv) a stock split which resulted in 23,400,000 shares issued and outstanding; and (v) the execution of various agreements related to income tax matters, financing arrangements, and shared services.

     In July 1995, the Company completed the sale of 10,000,000 shares of common stock at a price of $11.50 per share in an initial public offering (the "Offering"). After the Offering, KNP BT beneficially owns approximately 70% of the Company's outstanding common stock. The net proceeds received from the Offering, after underwriting commissions and estimated costs related to the Offering and the Corporate Reorganization ("Net Proceeds"), were $98.4 million. Of the Net Proceeds, the Company used $65.8 million to repay in full non-interest bearing advances from affiliates made in 1995 and 1994 to finance several acquisitions. The Company used the remaining Net Proceeds to reduce outstanding indebtedness under the interest bearing advances from affiliates made to the Company for working capital and other general corporate purposes.

     Upon completion of the Offering, the Company entered into a $200 million long-term credit agreement (the "Antilliana Credit Agreement") with KNP BT Antilliana N.V. ("Antilliana"), an affiliate of KNP BT. Effective in August 1996, the Company reduced the commitments available under the Antilliana Credit Agreement to $50 million. See Note 8.

     The pro forma unaudited results of operations for the year ended December 31, 1995, assuming the Capital Contribution and Net Proceeds of the Offering occurred as of January 1, 1995, were as follows:

                                          YEAR ENDED
                                          DECEMBER 31
                                          -----------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNT)      1995
-----------------------------------------------------
Sales                                     $1,132,370
Net income                                    10,781
Diluted earnings per share                      0.32
Average shares outstanding, diluted           33,443
-----------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements and related notes to consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

CASH EQUIVALENTS

     Temporary cash investments with an original maturity of three months or less are considered to be cash equivalents.

FINANCIAL INSTRUMENTS

     The carrying amount reported in the consolidated balance sheets for cash and cash equivalents and notes payable approximate fair value because of the short-term maturity of these financial instruments.

     The Company utilizes letters of credit and guarantees by KNP BT to back certain financing or leasing instruments. The letters of credit and

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   (CONTINUED)

guarantees reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place. The carrying amount of letters of credit and guarantees were $13.4 million and $15.0 million at December 31, 1997 and 1996, respectively.

CONCENTRATION OF CREDIT RISK

     The Company is in the business of distributing various office products, including furniture and office equipment, to businesses throughout the U.S. and Europe. In addition, one entity distributes paper and printing supplies.

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables. Credit risk with respect to trade receivables is minimized because of a large customer base and its geographic dispersion. The Company maintains allowances for potential credit losses and historically credit losses have been within management's expectations.

REVENUE RECOGNITION

     Revenues are recorded at the time of shipment of products or performance of services. Revenues from service contracts are recognized as income over the term of the contract. The present value of payments under sales-type lease contracts is recorded as revenue and the book value of the equipment is charged to costs of products sold at the time of shipment. Future interest income is deferred and recognized over the related lease term.

COSTS OF PRODUCTS SOLD

     Vendor rebates are recognized on an accrual basis in the period earned and are recorded as a reduction to costs of products sold. Delivery and occupancy costs are included as an increase to costs of products sold.

INVENTORIES

     Inventories consist primarily of products held for sale and are valued at the lower of cost or market using the last-in, first-out (LIFO) method for U.S. inventories and the first-in, first-out (FIFO) method for foreign inventories.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation and amortization of plant and equipment, including the amortization of assets recorded under capital leases, are computed using the straight-line method over the estimated useful lives of the assets or the initial or remaining terms of the leases. Useful lives range from three to ten years for machinery and equipment and up to 30 years for buildings. Repair and maintenance costs are expensed as incurred.

SOFTWARE AND DEVELOPMENT COSTS

     Costs related to internally developed or purchased software for major projects are capitalized and amortized over the software's estimated useful life once the project is put into service. Costs associated with the design phase and reengineering components of systems projects are expensed as incurred. Computer software maintenance and repair costs related to software development are expensed as incurred. The carrying value is regularly reviewed by the Company and a loss is recognized when the net realizable value falls below unamortized cost.

COSTS IN EXCESS OF NET ASSETS OF BUSINESSES
  ACQUIRED

     Costs in excess of net assets of businesses acquired (goodwill) are being amortized on a straight-line basis over 40 years.

OTHER INTANGIBLE ASSETS

     Costs of customer lists, trademarks and favorable lease rights arising from business combinations are being amortized using the straight-line method over periods which principally range from 4 to 10 years. Costs of covenants not-to-compete are

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   (CONTINUED)

amortized using the straight-line method over their contractual lives, which range from 1 to 5 years.

IMPAIRMENT OF LONG-LIVED ASSETS

     In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

INCOME TAXES

     The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. In addition, the amount of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized on a more likely than not basis.

STOCK BASED COMPENSATION

     Effective December 31, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). As provided by SFAS 123, the Company has elected to continue to account for its stock based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure provisions required by SFAS
123. See Note 11.

EARNINGS PER COMMON SHARE

     In February 1997, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share," ("SFAS 128"), which simplifies the standards for computing earnings per share ("EPS") and requires the presentation of two new amounts, basic and diluted EPS. Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares outstanding, adjusted for dilutive common share equivalents (70,000 shares, 322,000 shares and 43,000 shares in 1997, 1996 and 1995, respectively) attributed to outstanding options to purchase common stock. The Company has adopted SFAS 128 for the quarter and year ended December 31, 1997 and has restated EPS for all prior periods reported. The restated basic and diluted earnings per share for all periods presented approximated the previously reported earnings per share.

TRANSLATION OF FOREIGN CURRENCIES

     Balance sheet accounts of foreign operations are translated using the year end exchange rate and income statement accounts are translated using the average exchange rate for the year. Translation adjustments are recorded as a separate component of stockholders' equity. The Company does not currently hedge foreign currency translation risk exposure.

DERIVATIVE FINANCIAL INSTRUMENTS

     Forward exchange contracts are used to hedge certain net transaction exposures. The Company defers unrealized gains or losses until the completion of the contract. The Company's program to hedge net foreign currency transaction exposure has been limited to acquisition funding. The hedging activities seek to limit this risk by offsetting the gains and losses on the underlying exposures with losses and gains on the instruments utilized to create the hedge. At December 31, 1996, the Company had one outstanding contract totaling $22 million. The contract value approximated fair value at December 31, 1996.

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   (CONTINUED)

No such contracts were outstanding at December 31, 1997.

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform to the 1997 financial statement presentation.

3. BUSINESS ACQUISITIONS

     In December 1996, the Company acquired the Vinborgen I Boras AB group of companies ("Bjorsell"), an office products distributor in Sweden, in a purchase transaction for approximately $41.5 million in cash. The transaction resulted in goodwill of $30.5 million.

     On December 31, 1996, the Company acquired Kuipers Centrum voor Kantoorefficiency B.V. ("Kuipers"), an office products distributor in The Netherlands, in a purchase transaction for approximately $21.8 million in cash, as adjusted under provisions of the purchase agreement. The transaction resulted in goodwill of $16.8 million.

     In July 1996, the Company acquired the two businesses comprising the Keller + Roth Group, office products distributors in Germany, in a purchase transaction for approximately $11.5 million in cash and the issuance of $3.2 million of notes payable. The transaction resulted in goodwill of $11.1 million.

     In July 1996, the Company assumed control of bax Burosysteme Vertriebsgesellschaft mbH ("Bax"), an indirectly wholly-owned subsidiary of KNP BT. In October 1996, the Company completed the acquisition of Bax, an office equipment distributor in Germany, by acquiring the shares of Bax from KNP BT for approximately $9.8 million in cash. The excess purchase price over the net book value of $3.6 million was charged to additional paid-in capital.

     In addition, during the year ended December 31, 1996, the Company acquired four other significant office products businesses in the U.S. in purchase transactions for aggregate consideration of $26.0 million, which included $25.2 million of cash and the issuance of $0.8 million of notes payable. These transactions resulted in goodwill of $22.1 million.

     In the year ended December 31, 1995, the Company acquired five significant U.S. office products businesses in purchase transactions for aggregate consideration of $34.2 million, which included $34.0 million of cash and the issuance of $0.2 million of notes payable. These transactions resulted in goodwill of $19.4 million and other intangible assets of $2.3 million.

     The pro forma unaudited results of operations for the year ended December 31, 1996, assuming the 1996 acquisitions described above had been consummated as of January 1, 1996, and translated at historical rates, were as follows:

                                            YEAR ENDED
                                            DECEMBER 31
                                            -----------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNT)        1996
-------------------------------------------------------
Sales                                       $1,580,657
Net income                                      15,818
Diluted earnings per share                         .47
Average shares outstanding, diluted             33,742
-------------------------------------------------------

     The Company also acquired several other smaller office product businesses in 1997 and 1996 for a total purchase price of $8.5 million and $23.8 million, respectively. These acquisitions did not have a significant impact on the consolidated financial statements for the years ended December 31, 1997 and 1996.

4. SOFTWARE AND DEVELOPMENT COSTS

     Software development costs capitalized for major projects, including the Company's investments in an enterprise-wide systems solution in the U.S., known as Project Millennium, were $25.9 million and $8.4 million as of December 31, 1997 and 1996,

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

4. SOFTWARE AND DEVELOPMENT COSTS (CONTINUED)

respectively. Project Millennium costs accounted for $16.0 million of the $18.6 million capitalized as assets under construction at December 31, 1997. Amortization of theses assets will begin once particular assets or modules are placed into service. The remaining capitalized costs are being amortized over the software or other development project's estimated useful life. Amortization of software development costs totaled $1.3 million and $1.0 million for the years ended December 31, 1997 and 1996, respectively.

5. INVENTORIES

     Current cost exceeded the LIFO value of inventories by approximately $6.7 million and $5.3 million at December 31, 1997 and 1996, respectively. LIFO inventories represented approximately 61% and 60% of total inventories at December 31, 1997 and 1996, respectively.

6. INVESTMENT IN SALES-TYPE LEASES

     The components of the net investment in sales-type leases, which principally relates to the copier business in Europe, were as follows:

                                          DECEMBER 31
                                      --------------------
(IN THOUSANDS)                          1997        1996
----------------------------------------------------------
Lease contracts receivable            $ 29,908    $ 33,147
Less: Unearned income                   (4,128)     (5,455)
                                      --------    --------
Net investment in sales-type
  leases                                25,780      27,692
  Less: Current portion                (10,128)    (10,573)
                                      --------    --------
                                      $ 15,652    $ 17,119
                                      ========    ========
----------------------------------------------------------

     Minimum future lease payments to be received for the succeeding five years on sales-type leases are as follows: $11.4 million in 1998; $8.6 million in 1999; $5.8 million in 2000; $3.1 million in 2001; and $1.0 million in 2002.

7. NOTES PAYABLE

     Notes payable consisted of the following:

                                          DECEMBER 31
                                       ------------------
          (IN THOUSANDS)                1997       1996
---------------------------------------------------------
Acquisition notes payable to
  sellers                              $ 1,335    $10,976
Borrowings under revolving
  line-of-credit agreements             23,256     30,231
                                       -------    -------
                                       $24,591    $41,207
                                       =======    =======
---------------------------------------------------------

     In June 1997, the Company entered into revolving lines of credit providing an aggregate of $22.5 million to fund the Company's U.S. cash management requirements. Such lines replaced the $15 million cash management facility formerly available under the Antilliana Credit Agreement. In addition to the revolving lines of credit available in the U.S., $28.7 million is available under local agreements in Europe. Total unused lines of credit with non-affiliates amounted to $28.0 million at December 31, 1997.

     The weighted average interest rate for short-term obligations for the years ended December 31, 1997 and 1996 were 4.8% and 6.4%, respectively.

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

8. LONG-TERM OBLIGATIONS

     Long-term obligations consisted of the following:

                                                                  DECEMBER 31
                                                              -------------------
(IN THOUSANDS)                                                  1997       1996
---------------------------------------------------------------------------------
Debt:
  Borrowing under Bank Credit Agreement, due in August 2001, with a weighted average interest rate of 6.5% and 5.9%,
    at December 31, 1997 and 1996, respectively               $194,687   $197,159
  Borrowing under Affiliate Credit Agreement, due in July
    1999, with a weighted average interest rate of 6.0% at
    December 31, 1997                                           16,500         --
  Borrowing under Antilliana Credit Agreement, due in June
    1998, with a weighted average interest rate of 6.5% at
    December 31, 1996                                               --      4,247
  Acquisition notes payable, due September 2000 with
    interest payable at 6.1%                                     1,100      1,100
  Real estate mortgage note, payable in monthly installments of $8 including interest, collateralized by the land and
    building due December 1, 2006 with interest payable at
    9.375%                                                         604        646
  Unsecured note, payable in monthly installments of $20,
    due February 28, 2002, with interest payable at 8.5%           854      1,223
  Collateralized notes, due in quarterly installments of
    $205 plus interest, collateralized by certain assets,
    due December 31, 2000 through March 31, 2003 with
    interest rates ranging from 6.0% to 6.9%                     2,538      3,743
  Other                                                            272        415
                                                              --------   --------
                                                               216,555    208,533
Capitalized leases:
  Building, due July 1, 2022, with an interest rate of 10.8%     4,910      5,690
  Building, due December 1, 2009, with an interest rate of
    13.7%                                                        1,975      2,036
  Vehicles, due April 22, 1998 through November 20, 1999,
    with interest rates ranging form 9.5% to 17.0%                  94        150
  Office equipment, due January 1997 through December 2001,
    with interest rates ranging from 8.0% to 12.23%              8,955      9,751
  Other                                                            164        269
                                                              --------   --------
                                                                16,098     17,896
                                                              --------   --------
                                                               232,653    226,429
  Less: Current portion                                        200,816      6,727
                                                              --------   --------
                                                              $ 31,837   $219,702
                                                              ========   ========
---------------------------------------------------------------------------------

     On August 2, 1996, the Company entered into a $250 million syndicated bank Competitive Advance and Revolving Credit Facility Agreement (the "Bank Credit Agreement"). The Bank Credit Agreement was used to pay down existing debt owed to affiliates of the Company and is being used for working capital needs and general corporate purposes, including acquisitions.

     The Bank Credit Agreement provides for a five-year, unsecured, non-amortizing, multi-currency, revolving credit facility. Under the multi-currency arrangement, term loans in U.S. Dollars, German Marks, British Pounds, Swedish Kronor and Netherlands Guilders (other currencies are also available) bear interest based on a leverage ratio ranging from .35% to .75% over the applicable interbank rate as determined therein. The facility also provides for revolving loans in U.S. Dollars at the prevailing prime rate. There is a facility fee on the unused portion, based on the leverage ratio, which ranges from .125% to .300%.

     The Bank Credit Agreement, as modified, contains various loan covenants calculated quarterly including a maximum leverage ratio based on total debt to pro forma EBITDA (3.75 to 1 for each of the rolling four quarter periods ending on or before March 31, 1998, and reducing to 3.25 to 1 in subsequent quarters), a minimum EBITDA less capital expenditures to interest ratio (scheduled to increase from 2.50 to 1 to 3.00 to 1 for the rolling four quarter period ending September 30, 1998) and a minimum net worth requirement. In addition, under a change of

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

8. LONG-TERM OBLIGATIONS (CONTINUED)
control clause, an event of default would occur if any person or group, other than KNP BT or its affiliates, shall own more than 50% of the voting shares of the Company.

     As of December 31, 1997, the Company is in compliance with the financial covenants under the Bank Credit Agreement. Unless the Company is able to enter into an amendment with the lenders under its syndicated Bank Credit Agreement to relax certain financial covenants or otherwise renegotiate or refinance such agreement, the Company expects that one or more defaults or events of default may arise in 1998 as a result of breaches of such financial covenants. Accordingly, indebtedness under the Bank Credit Agreement has been classified as current portion of the long-term obligations in the consolidated balance sheet.

     The Company's majority shareholder, KNP BT, has advised the Company that it will support the Company during 1998 and use its best efforts to prevent any default or event of default that may arise under the Bank Credit Agreement. As described in Note 18, KNP BT has made an offer to purchase the outstanding shares of the Company that it does not already own in a so-called "going private" transaction. If the going private transaction is completed, KNP BT has advised the Company that it intends to reduce or eliminate its existing indebtedness under the Bank Credit Agreement and/or otherwise cause such indebtedness to be refinanced. If the going private transaction is not completed, the Company intends to renegotiate the existing Bank Credit Agreement so as to avoid or cure any such default or defaults or event or events of default and/or to refinance the indebtedness under the Bank Credit Agreement, in either case, at a cost that is not expected to be material to the Company's 1998 results of operations.

     Effective in June 1997, the Company replaced the Antilliana Credit Agreement with a new commitment of 70 million Netherlands Guilders (approximately $35 million), which is available through KNP BT Europcenter N.V. ("Europcenter"), an affiliate of KNP BT (the "Affiliate Credit Agreement"). The Affiliate Credit Agreement, which expires in July 1999, will be used by the Company's European operations for working capital needs and general corporate purposes, including acquisitions. As part of the same agreement, the Company's European subsidiaries may invest funds representing positive balances of up to 20 million Netherlands Guilders in certain cash management accounts in Europcenter. The Affiliate Credit Agreement contains certain events of default the most significant of which includes KNP BT's failure to own, beneficially and of record, more than 50% of the issued and outstanding share capital of the Company. There is a commitment fee of .30% on the unused portion of the Affiliate Credit Agreement.

     Maturities of long-term obligations, other than obligations under capital lease agreements, for the five years succeeding December 31, 1997, are $195.8 million in 1998, $17.6 million in 1999, $2.1 million in 2000, $0.4 million in 2001, $0.3 million in 2002 and $0.3 million thereafter.

     The fair value of the Company's long-term obligations approximates the carrying amount based on the present value of cash flows discounted at the current rates offered to the Company on similar debt instruments.

     Interest payments on short-term and long-term obligations were $16.8 million, $12.4 million and $15.6 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     Non-cash investing and financing activities included capital lease obligations incurred of $113 thousand, $0 and $196 thousand in 1997, 1996 and 1995, respectively.

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

9. INCOME TAXES

     Domestic and foreign income before income taxes consisted of the following:

                              YEAR ENDED DECEMBER 31
                            ---------------------------
(IN THOUSANDS)               1997      1996      1995
-------------------------------------------------------
Domestic                    $23,772   $22,029   $10,558
Foreign                       8,183     5,672     3,469
                            -------   -------   -------
                            $31,955   $27,701   $14,027
                            =======   =======   =======
-------------------------------------------------------

     Federal, state and foreign income tax expense consisted of the following:

                               YEAR ENDED DECEMBER 31
                             --------------------------
(IN THOUSANDS)                1997      1996      1995
-------------------------------------------------------
Current:
  Federal                    $ 7,632   $ 7,663   $2,374
  State                        1,702     1,895      858
  Foreign                      1,957     1,965    1,782
                             -------   -------   ------
                              11,291    11,523    5,014
Deferred:
  Federal                      2,359       578    1,291
  State                          393       215      477
  Foreign                        657       684      555
                             -------   -------   ------
                               3,409     1,477    2,323
                             -------   -------   ------
                             $14,700   $13,000   $7,337
                             =======   =======   ======
-------------------------------------------------------

     Reconciliations between the U.S. federal statutory income tax rate of 35% and the consolidated effective income tax rates of 46%, 47% and 52% for the years ended December 31 1997, 1996 and 1995, respectively, are as follows:

                               YEAR ENDED DECEMBER 31
                             --------------------------
(IN THOUSANDS)                1997      1996      1995
-------------------------------------------------------
Tax at U.S. federal income
  tax rate                   $11,184   $ 9,695   $4,909
State income taxes, net of
  U.S. federal tax benefit     1,584     1,372      793
Goodwill amortization          1,473     1,309      918
Reduced foreign tax
  benefits due to loss
  carryforwards and rate
  differentials                  748       633    1,199
All other items                 (289)       (9)    (482)
                             -------   -------   ------
Tax provision                $14,700   $13,000   $7,337
                             =======   =======   ======
-------------------------------------------------------

     Significant components of the Company's deferred tax liabilities and assets were as follows:

                                        DECEMBER 31
                                    -------------------
(IN THOUSANDS)                        1997       1996
-------------------------------------------------------
Deferred tax liabilities:
  Depreciation                      $  7,059   $  3,456
  Capital leases                       5,424      5,578
  Inventories                         (1,196)       429
  Other trade receivables              1,826        979
  Other                                1,210      1,782
                                    --------   --------
Total deferred tax liabilities        14,323     12,224
Deferred tax assets:
  Deferred compensation and post
    retirement costs                   1,972      2,026
  Allowance for doubtful accounts      1,288        728
  Amortization                          (263)     1,067
  Deferred expenses                    2,620      1,490
  Integration reserves                   827      1,089
  Foreign net operating loss
    carryforwards                     44,292     48,770
  Alternate minimum tax credit
    carryforward                          --        969
  Other                                  221        133
                                    --------   --------
Total deferred tax assets             50,957     56,272
Valuation allowance for deferred
  tax assets                         (37,258)   (41,294)
                                    --------   --------
Total deferred tax assets net of
  valuation allowance                 13,699     14,978
                                    --------   --------
Net deferred tax assets
  (liabilities)                     $   (624)  $  2,754
                                    ========   ========
-------------------------------------------------------

     The Company had foreign NOL carryovers of approximately $86.2 million at December 31, 1997, which have an unlimited carryover. A valuation allowance has been recorded against the deferred tax assets relating to United Kingdom and certain German foreign tax net operating losses of $4.0 million and $33.2 million, respectively, as a result of the uncertainty of the ultimate utilization. The $4.0 million decrease in the valuation allowance during 1997 is due primarily to foreign currency translation.

     The Company's policy is to permanently reinvest earnings of its foreign subsidiaries. As of December 31, 1997, the Company had approximately $15 million of undistributed earnings relating to its operations in Europe. It is impracticable to determine the amount of income taxes that would be payable upon remittance of assets that represent those earnings.

     The Internal Revenue Service (the "IRS") has concluded its examination of the 1991 to 1993 consolidated federal income tax returns of the Company as it existed (including the non-related businesses described in Note 1) prior to the

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

9. INCOME TAXES (CONTINUED)

Reorganization and has entered into a settlement with the Company on all proposed adjustments, except for the following. On January 10, 1997, the IRS issued the Company a formal notice of proposed adjustment that asserts approximately $1.9 million in tax deficiencies, plus interest, relating to the disallowance of certain interest paid in 1992 and 1993 to Antilliana. On April 10, 1997, the Company filed a protest to the proposed deficiency and has recently begun discussions with the Appellate Officer assigned to the case. Management intends to vigorously contest this assessment and does not believe that the ultimate resolution of the issue will have a material adverse effect on the financial condition or results of operations of the Company.

     The IRS is currently examining the Company's 1994 and 1995 consolidated federal income tax returns. Management believes that it has made adequate provision for taxes that may become payable with respect to all open tax years.

     In addition, KNP BT has agreed to make additional capital contributions to the Company in the event that tax adjustments, applicable to operations of the Company prior to the date of the Corporate Reorganization, exceed recorded income tax accruals at the time of the Reorganization.

     Total income tax payments (receipts) were $14.4 million, $8.3 million and $(906) thousand in 1997, 1996 and 1995, respectively.

10. BENEFIT PLANS

     The Company's United Kingdom, Netherlands and German operations have defined-benefit pension plans covering certain salaried and hourly employees. Benefits are based on years of service and each employee's compensation during employment. The Company's funding policy is to make the minimum annual contributions required by applicable regulations. Assets held by the plan consist primarily of government bonds, bank deposits, and other investments.

     The funded status and amount recognized for the Company's defined-benefit pension plans in the consolidated balance sheets were as follows:

                                        YEAR ENDED
                                        DECEMBER 31
                                     -----------------
(IN THOUSANDS)                        1997      1996
------------------------------------------------------
Actuarial present value of
  accumulated benefit obligation
  and vested benefits                $26,871   $28,944
                                     =======   =======
Actuarial present value of
  projected benefit obligation for
  services rendered to date          $29,155   $29,636
Plan assets at fair value             24,370    24,528
                                     -------   -------
Projected benefit obligation in
  excess of plan assets                4,785     5,108
Unrecognized net loss from past
  experience different from that
  assumed and effects of changes in
  assumptions                           (701)     (383)
Unrecognized net transition gain         204       411
                                     -------   -------
Accrued pension cost                 $ 4,288   $ 5,136
                                     =======   =======
------------------------------------------------------

     Net pension cost included the following components:

                                YEAR ENDED DECEMBER 31
                               ------------------------
(IN THOUSANDS)                  1997     1996     1995
-------------------------------------------------------
Service cost--benefits earned
  during the period            $1,115   $1,073   $  935
Interest cost on projected
  benefit obligation            1,698    1,266    1,172
Actual return on plan assets   (1,425)    (955)    (865)
Net amortization and deferral     (13)       9       11
                               ------   ------   ------
Net pension costs              $1,375   $1,393   $1,253
                               ======   ======   ======
-------------------------------------------------------

     Following is a summary of significant actuarial assumptions used for European subsidiaries:

                                    DECEMBER 31
                        ------------------------------------
   (IN PERCENTAGES)        1997         1996         1995
------------------------------------------------------------
Discount rate           5.5 to 7.5   6.5 to 7.5   6.5 to 7.5
Rates of increase in
  compensation levels   2.0 to 6.0   2.0 to 6.0   2.0 to 6.0
Expected long-term
  rate of return on
  assets                4.0 to 8.5   7.0 to 8.5   7.0 to 8.5
------------------------------------------------------------

     The Company provides 401(k) defined-contribution plans covering substantially all U.S. employees. Company matching contributions for employees under the plans amounted to $2.1 million in 1997, $2.1 million in 1996 and $1.6 million in 1995.

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

11. STOCK OPTION PLAN

     In 1995, the Company adopted a non qualified and incentive stock option plan ("the Plan") for officers and other key employees. A total of 4,188,000 shares of authorized but unissued common stock has been reserved for issuance under the Plan upon the exercise of options, subject to adjustment in the event of a stock split, stock dividend or other change in the common stock. The administrator of the Plan is the Compensation Committee of the Company's Board of Directors. Under the Plan, options may be granted to purchase common stock at prices not less than 90% (100% in the case of an incentive stock option and 110% in the case of an incentive stock option granted to a 10% stockholder) of the fair market value of the common stock on the date of the grant of the option. The term of each option may be for such a period as the Compensation Committee shall determine, but not more than 10 years (or 5 years in the case of certain incentive stock options) from the date of grant. The vesting schedule for options shall be determined by the Compensation Committee.

     Information with respect to options granted under the Plan is as follows:

                                             WEIGHTED
                                             AVERAGE
                                 NUMBER OF   EXERCISE
                                  SHARES      PRICE
-----------------------------------------------------
Outstanding at December 31,
  1994                                 --     $   --
  Granted during the year        1,203,000     11.50
  Exercised during the year            --         --
  Canceled during the year        (17,500)     11.50
                                 ---------    ------
Outstanding at December 31,
  1995                           1,185,500     11.50
  Granted during the year        1,015,930     18.90
  Exercised during the year       (71,000)     11.50
  Canceled during the year       (146,400)     13.28
                                 ---------    ------
Outstanding at December 31,
  1996                           1,984,030     15.16
  Granted during the year         739,300       7.66
  Exercised during the year            --         --
  Canceled during the year       (234,680)     14.91
                                 ---------    ------
Outstanding at December 31,
  1997                           2,488,650    $12.95
                                 =========    ======
Exercisable at December 31,
  1997                           1,462,690    $13.77
                                 =========    ======
-----------------------------------------------------

     The Company issued 1,203,000 options at $11.50 per share in 1995 and 757,250 and 258,680 options in two separate issuances in 1996 at $21.00 and $12.75 per share, respectively. In 1997, the Company issued 664,300 options and 75,000 options under two separate issuances at $7.50 and $9.06 per share, respectively. The grant price for all grants equaled the fair market value of common stock at the date of grant. The options granted are exercisable as follows: 50% after one year from grant date; an additional 25% after two years from grant date; and the remaining 25% after three years from grant date. The options granted expire after ten years from the grant date, except for those granted to Netherlands based employees which vest immediately and expire after five years. In addition, all options vest upon retirement and must be exercised within three years of the retirement date.

     At December 31, 1997, the outstanding options for shares issued under the Company's stock option plan includes: 899,500 options at $11.50; 641,550 options at $21.00; 227,750 options at $12.75; 644,850 options at $7.50; and 75,000 options at $9.06 per share.

     For purposes of the SFAS 123 pro forma net income and income per share calculation, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option-pricing model. Compensation expense was not recognized for options that were forfeited because employees failed to fulfill service requirements. Had the Company elected to apply the provisions of SFAS 123 regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted, reported net income and earnings per share would have been reduced as follows:

                                         DECEMBER 31
(In thousands, except per share  ---------------------------
AMOUNTS)                          1997      1996      1995
------------------------------------------------------------
Net income, as reported          $17,255   $14,701   $ 6,690
Pro forma net income              14,341    12,310     5,797
Diluted earnings per share,
  as reported                       $.51      $.44      $.24
                                    ----      ----      ----
Pro forma diluted earnings
  per share                          .43       .37       .21
                                    ----      ----      ----
------------------------------------------------------------

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

11. STOCK OPTION PLANS (CONTINUED)

     The weighted-average assumptions used in determining fair value as disclosed for SFAS 123 are shown in the following table for each grant year:

                                        DECEMBER 31
                                  -----------------------
                                  1997     1996     1995
---------------------------------------------------------
Risk-free interest rate            6.5%     6.7%     5.9%
Dividend yield                     0.0%     0.0%     0.0%
Option life (years)                  5        5        5
Stock price volatility            42.5%    40.2%    39.9%
---------------------------------------------------------

     If the proposed transaction as disclosed in Note 18 is completed, it may substantially change the above pro forma calculation of compensation expense under the provisions of SFAS 123. The Company is unable at this time to determine the impact.

12. LEASES

     The Company operates primarily in leased facilities. Lease terms range up to 30 years with options to renew at varying terms. The majority of leases contain escalation clauses relating to real estate tax increases and cost of living adjustments. In addition, the Company leases certain machinery, equipment and vehicles.

     Future minimum payments under capital leases and noncancelable operating leases with initial or remaining terms in excess of one year consisted of the following at December 31, 1997:

                                     CAPITAL    OPERATING
(IN THOUSANDS)                       LEASES      LEASES
---------------------------------------------------------
1998                                 $ 5,441    $ 34,709
1999                                   3,539      31,267
2000                                   2,564      25,443
2001                                   1,927      20,612
2002                                   1,008      14,596
Thereafter                            13,826      33,765
                                     -------    --------
Total minimum lease payments          28,305    $160,392
                                                ========
Amount representing interest          12,207
                                     -------
Obligations under capital leases      16,098
Less: Obligations due within one
  year                                 5,004
                                     -------
Long-term obligations under
  capital leases                     $11,094
                                     =======
---------------------------------------------------------

     Rental expense was $35.7 million, $29.1 million and $23.5 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     Property, plant and equipment includes the following amounts for leases that have been capitalized:

                                           DECEMBER 31
                                         ----------------
(IN THOUSANDS)                            1997      1996
---------------------------------------------------------
Buildings                                $7,215    $7,975
Machinery and equipment                     727       736
                                         ------    ------
                                          7,942     8,711
Less: Accumulated amortization            1,599     1,296
                                         ------    ------
                                         $6,343    $7,415
                                         ======    ======
---------------------------------------------------------

     Two of the European operating companies lease facilities from affiliates of KNP BT under operating leases which expire on June 30 and September 30, 1999. Rental expense was $849 thousand, $893 thousand and $648 thousand in 1997, 1996 and 1995, respectively. Future minimum lease payments are $1.4 million.

     The Company sells office equipment and leases the equipment back with the obligation to purchase the equipment at the end of the lease. The equipment underlying the leases is subsequently sub-leased to customers under sales-type leases. At December 31, 1997 and 1996, $8.7 million and $9.8 million, respectively, of these leases are classified as capital leases and generally have a term of three years.

13. CONTINGENCIES

     The Company has been served with several class action complaints that have been filed in the Court of Chancery of the State of Delaware. The actions allege breach of fiduciary duties and related claims against KNP BT, the Company and certain of its directors in connection with the January 22, 1998 announcement that KNP BT was prepared to make an offer to purchase the outstanding shares of the Company that it does not already own. The defendants intend to defend the lawsuits vigorously and the Company does not expect such lawsuits to have a material adverse effect on the financial condition or results of operations of the Company.

     The Company is also involved in various legal actions arising in the normal course of business.

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

13. CONTINGENCIES (CONTINUED)

Management, after taking into consideration legal counsel's evaluation of such actions, is of the opinion that the ultimate resolution of these matters over and above previously established accruals will not have a material adverse effect on the financial position, or results of operations of the Company.

14. STOCKHOLDERS' EQUITY

     Net capital and intercompany transactions, included as a component of additional paid-in capital, represents the activity of the unrelated businesses transferred to KNP BT and the related businesses contributed to the Company by KNP BT in connection with the Corporate Reorganization.

     The net equity transactions of the unrelated businesses represent cash advances/repayments between the Company and the unrelated businesses and the effect of expenses incurred or income earned by the Company on behalf of the unrelated businesses.

     The net equity transactions of the related businesses to be contributed to the Company are between the related businesses and KNP BT. The components of these net equity transactions were as follows:

                                            DECEMBER 31
                                          ----------------
(IN THOUSANDS)                            1996      1995
----------------------------------------------------------
Capital contributions by KNP BT           $ 317    $ 5,086
Tax related adjustments                    (793)    (1,645)
Divisional expenses allocated from KNP
  BT                                         --        409
                                          -----    -------
                                          $(476)   $ 3,850
                                          =====    =======
----------------------------------------------------------

     The capital contributions in 1996 were related to the differences between certain distributions which were estimated at the date of the Corporate Reorganization and the actual settlement amount. The capital reductions in 1996 were related to income taxes generated by the Corporate Reorganization which were not reflected at the date of the Corporate Reorganization. There were no such transactions in 1997.

15. BUSINESS SEGMENT INFORMATION

     Geographic segments:

                                 YEAR ENDED DECEMBER 31
                            --------------------------------
(IN MILLIONS)                 1997        1996        1995
------------------------------------------------------------
Sales:
  United States             $1,147.7    $1,087.0    $  833.0
  Europe                       471.0       325.5       299.4
  Consolidated               1,618.7     1,412.5     1,132.4

Operating income:
  United States                 34.8        31.3        22.8
  Europe                        10.3         6.9         5.9
  Consolidated                  45.1        38.2        28.7

Identifiable assets:
  United States                485.6       459.7       375.9
  Europe                       278.1       283.1       148.7
  Consolidated                 763.7       742.8       524.6
------------------------------------------------------------

     There are no intergeographic sales or eliminations.

16. RELATED PARTY TRANSACTIONS

     The financial statements of the Company include, in addition to borrowings and related interest expense, the following transactions with KNP BT and its affiliated companies:

                                   YEAR ENDED DECEMBER 31
                                 --------------------------
(IN THOUSANDS)                    1997      1996      1995
-----------------------------------------------------------
Sales                            $1,716    $1,310    $1,413
Purchases                         8,126     8,606     8,567
Selling and administrative
  expenses:
    Shared expenses                 972     1,241     4,215
    Other                           694       794      (256)
-----------------------------------------------------------

     Included in other assets is a collateralized note receivable from a former officer of the Company, totaling $650 and $850 thousand at December 31, 1997 and 1996, respectively. The note bears interest at a rate of 7.25%, with quarterly interest installments due through September 1997 and monthly principal and interest payments due thereafter through September 2024.

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Selected unaudited quarterly financial data is shown below:

                                                                                QUARTER ENDED
                                                    ---------------------------------------------------------------------
  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)         MARCH 31          JUNE 30        SEPTEMBER 30(1)    DECEMBER 31(2)
-------------------------------------------------------------------------------------------------------------------------
1997
  Sales                                                $401,562          $390,668          $393,182           $433,332
  Costs of products sold                                286,011           278,219           284,410            314,097
  Operating income                                       11,619            12,630             7,739             13,140
  Income before income taxes                              8,218             9,400             4,529              9,808
  Net income                                              4,368             4,975             2,617              5,295
  Basic earnings per share                                 0.13              0.15              0.08               0.16
  Diluted earnings per share                               0.13              0.15              0.08               0.16
1996
  Sales                                                $342,656          $339,057          $354,871           $375,930
  Costs of products sold                                245,313           240,298           253,415            265,687
  Operating income                                       10,246             9,911             7,679             10,347
  Income before income taxes                              7,681             7,443             5,005              7,572
  Net income                                              4,071             3,945             2,655              4,030
  Basic earnings per share                                 0.12              0.12              0.08               0.12
  Diluted earnings per share                               0.12              0.12              0.08               0.12
-------------------------------------------------------------------------------------------------------------------------

(1) The third quarter 1997 results included a special personnel reduction pre-tax charge of $2.0 million related primarily to the replacement of former president and Chief Executive Officer and staff reductions associated with the decision to outsource the print services in New York.

(2) The fourth quarter 1997 results includes a year over year increase in the provision for doubtful accounts of $2.9 million associated with the Company's ongoing review of the collectability of its trade receivables.

18. SUBSEQUENT EVENTS

     On January 22, 1998, KNP BT, the Company's 70% stockholder, announced that it is prepared to make an offer to acquire the approximately 30% of the Company's stock that is publicly-traded for a cash purchase price of $10.50 per share. The Company has formed an independent committee of its Board of Directors to represent the interests of the minority shareholders. This committee, together with independent financial and legal advisors retained by the committee, is evaluating the proposal. The parties have not reached a definitive agreement.

     The Company has been served with several class action complaints that have been filed in the Court of Chancery of the State of Delaware. The actions allege breach of fiduciary duties and related claims against KNP BT, the Company and certain of its directors in connection with the announcement. The defendants intend to defend the lawsuits vigorously and the Company does expect such lawsuits to have an material adverse effect on the financial condition or results of operations of the Company.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.
                                 (In thousands)

              COL. A                    COL. B              COL. C                       COL. D            COL. E
-----------------------------------    ---------    -----------------------      ----------------------    -------
                                                           ADDITIONS                   DEDUCTIONS
                                                    -----------------------      ----------------------
                                                                   CHARGED       WRITE-OFFS
                                       BEGINNING     CHARGED      TO OTHER         NET OF       OTHER      ENDING
            DESCRIPTION                 BALANCE     TO EXPENSE    DESCRIBED      RECOVERIES    DESCRIBE    BALANCE
-----------------------------------    ---------    ----------    ---------      ----------    --------    -------
Year Ended December 31, 1997
 Deducted from asset accounts:
  Allowance for doubtful accounts       $4,915        $6,662       $   78(1)       $1,902        $--       $ 9,753
  Inventory reserves                     4,173         2,040           --           1,611         --         4,602
                                        ------        ------       ------          ------        ---       -------
     Total                              $9,088        $8,702       $   78          $3,513        $--       $14,355
                                        ======        ======       ======          ======        ===       =======
Year Ended December 31, 1996
 Deducted from asset accounts:
  Allowance for doubtful accounts       $4,222        $2,107       $1,046(1)       $2,460        $--       $ 4,915
  Inventory reserves                     3,011         1,462        1,357           1,657         --         4,173
                                        ------        ------       ------          ------        ---       -------
     Total                              $7,233        $3,569       $2,403          $4,117        $--       $ 9,088
                                        ======        ======       ======          ======        ===       =======
Year Ended December 31, 1995
  Deducted from asset accounts:
     Allowance for doubtful
       accounts                         $4,651        $1,369       $  263(1)       $2,061        $--       $ 4,222
     Inventory reserves                  2,375         1,234          156             754         --         3,011
                                        ------        ------       ------          ------        ---       -------
       Total                            $7,026        $2,603       $  419          $2,815        $--       $ 7,233
                                        ======        ======       ======          ======        ===       =======

------------------------------

(1) Acquisition balances and net foreign currency translation adjustments.